March 18, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AFB Limited

Registration Statement on Form S-1/A

Filed February 1, 2024

File No. 333-279184

To the men and women of the SEC:

On behalf of AFB Limited, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 28, 2024 addressed to Mr. Tak Chun Wong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on February 1, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The Financials have been added to beginning on Page F10 and concluding on page F17.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1 Filed February 1, 2024

Cover Page

1. We note your response to prior comment 2 and revised disclosure indicating that the Chinese government disallowing your operations in Hong Kong "could lead to a significant alteration in our operations..." Please revise this statement to reflect that such a prohibition "would likely" result in a "material change" in your operations and/or the value of the securities you are registering for sale. Additionally, please remove the reference "[i]n a worst-case scenario" and provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Company Response:

We have amended accordingly, and we are of the belief that a cross reference has been indicated. If our understanding of a cross reference is incorrect, please advise.

2. We note your revised risk factor disclosure in response to prior comment 3. Please revise to provide this disclosure directly on the cover page. In revising, please prominently state that there are legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong. Further, we note your statement that actions by China's government regarding VIEs, data security, and anti-monopoly concerns "may impact" your ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. Please explain how they may do so.

Company Response:

We have revised the cover page accordingly.

3. We note your revised disclosure in response to prior comment 4, particularly the inclusion of laws related to data security and antimonopoly concerns in the list of Hong Kong laws and regulations applicable to the company. Disclose on the prospectus cover page how these particular regulatory actions have or may impact your ability to conduct your business, accept foreign investment, or list on a U.S. or foreign exchange. Additionally, where you list applicable Hong Kong data security regulations in the risk factor on page 6, please explain how this oversight impacts the company's business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Company Response:

We have revised the cover page accordingly.

4. We note your response to prior comment 6. Where you disclose that there is currently no limitation on the use of your funds here and on pages 2 and 17, please further state that to the extent cash in the business is in the PRC or Hong Kong, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on your ability to transfer cash. Provide this disclosure in the summary risk factor and risk factors sections as well, and provide cross-references to these other discussions on the cover page. Additionally, please clarify whether the discussion of limitations on the "use" of your funds is intended to reference your ability to transfer cash across borders and to U.S. investors. If so, revise to state as much on the cover page and pages 2 and 17.

Company Response:

We have revised the cover page, page 2, and page 17 accordingly. We have also added a risk factor on page 5.

Prospectus Summary, page 1

5. We note your response to prior comment 9. Please revise to include your response early in the Prospectus Summary.

Company Response:

We have updated the Prospectus Summary accordingly.

Our Offering, page 2

6. We note your response to prior comment 11 and reissue in part. Please revise to add a summary (i.e., a series of concise, bulleted or numbered statements) of the risks that are described in the Risk Factors section of the prospectus. Each summary risk factor should include a cross-reference to the relevant individual risk factor. In this summary of risk factors, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response:

We have amended page 2 accordingly.

Risk Factors

Risks Relating to Our Company and Our Industry

AFB Limited is a Nevada entity with no subsidiaries, and is conducting business..., page 4

7. We note your response to prior comment 15. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, please further revise this risk factor to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, we note that your disclosure only addresses the Trial Measures promulgated by the China Securities Regulatory Commission (CSRC).

Company Response:

We have revised the risk factor on page 4 accordingly.

Permission or approval from Hong Kong or Chinese Authorities, page 6

 8. We note your amended disclosure in response to prior comments 12 and 13, including that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals from Hong Kong or Chinese authorities to operate your business and to offer securities to foreign investors. If true, please state as much and explain why such an opinion was not obtained. Additionally, discuss how you came to the conclusion that such permissions and approvals are not required, including your conclusion with respect to the Trial Measures. Please also provide the disclosure in this risk factor, as well as the disclosure regarding the applicability of the Trial Measures promulgated by the CSRC on page 17, in the prospectus summary.

Company Response:

We have amended the prospectus summary accordingly, and amended the risk factor on page 6.

Management's Discussion and Analysis, page 14

9. We note your response to prior comment 19. Please further revise to remove the reference to Section 21E of the Securities Exchange Act of 1934 from page 14.

Company Response:

We have amended page 14 accordingly.

Description of Business

Current Business Operations

Nature, Scope and Procedure of Services, page 16

10. We note your response to prior comment 21 and reissue in part. Please reconcile your statement on page F-7 that the company's revenue "...is generated through provision of website development and design services to customers," with your disclosure in the Description of Business section that states that you are presently capable of "plan[ning] and implement[ing] paid advertising campaigns," "implement[ing] advanced analytics tools," and "regularly compil[ing] comprehensive reports." For example, if any of the particular services described under "Current Business Operations" have not yet been provided to any of the company's customers to date, please revise to indicate as much.

Company Response:

We have amended F-7 and F-15 accordingly.

Description of Securities

Rights of Shareholders, page 21

11. We note your response to prior comment 25 and disclosure that rights of common stock holders not set forth within your Articles of Incorporation and/or By-Laws default to those provided under Nevada corporate law. Please further revise to identify provisions of either your governing documents or Nevada law, as applicable, regarding the other rights specified in Item 202(a)(1) of Regulation S-K, such as dividend and liquidation rights.

Company Response:

We have amended page 21 accordingly with the addition of the following language: “Our articles of incorporation do not specifically mention any dividend or liquidation rights for our stockholders. Instead, any such rights granted to stockholders are governed by Chapter 78 of the Nevada Revised Statutes (NRS). Regarding liquidation rights, one can find relevant information in the subsection titled "Sale of Assets; Dissolution and Winding Up" within Chapter 78, which includes, but is not limited to, statutes like NRS 78.580, 78.585, 78.590, and 78.597. These statutes outline the procedures and rights associated with a dissolution or winding-up event in more detail.Furthermore, within Chapter 78, the subsection titled "Stock and Other Securities; Distributions" elaborates on the rights of holders concerning dividends, specifically mentioning that they have no preemptive right.”

As a note, since the NRS provisions are quite extensive, adding them in full would make the document overly lengthy and distract from other important information due to the significant amount of text required. We also would like to draw attention to the following language on page 21: “Any shareholder rights not specified within our Articles of Incorporation and or By-Laws will automatically default to the provisions set forth by Nevada Laws as it relates to corporations.”

Certain Relationships and Related Transactions, page 26

12. We note your response to prior comment 27 and reissue in part. Revise to include the approximate dollar value of Mr. Wong's office space used at no cost. Refer to Item 404(d) and Item 404(a)(3) of Regulation S-K. Additionally, you disclose here that there is an outstanding $3,504 loan to Mr. Wong, but page 17 states that "expenses paid by the director on behalf of the company amounted to $3,504." Please clarify whether the $3,504 amount is a loan from the company to Mr. Wong or from Mr. Wong to the company, as well as whether the $2,204 advance from Mr. Wong to the company also disclosed in this section is still outstanding.

Company Response:

We have revised page 26 accordingly.

Financial Statements, page F-1

13. Please update your financial statements as appropriate pursuant to Rule 8-08 of Regulation S-X.

Company Response:

The financials have been updated accordingly.

General

14. We note your response to prior comment 30 and reissue in part. Please include a separate "Enforceability" section identifying your sole director and officer and disclosing whether investors may bring actions under the civil liability provisions of the U.S. federal securities laws against them and whether investors may enforce these civil liability provisions when the assets of the company or its officer and directors are located outside of the United States. This section should address the ability to effect service of process, enforce judgments obtained in U.S. courts against foreign persons, enforce in foreign courts judgments of U.S. courts, and bring an original action in a foreign court to enforce liabilities against the officer and director based upon the U.S. federal securities laws.

Company Response:

We have added an Enforceability section to page 2.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 18, 2024

/s/ Tak Chun Wong

Tak Chun Wong

Chief Executive Officer